November 28, 2016

VIA EDGAR CORRESPONDENCE
Mr. Kenneth Ellington
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549

Re:  Review of Annual Reports to Shareholders on Form N-CSR for
        Amana Mutual Funds Trust, SEC File No. 811-04276; and
        Saturna Investment Trust, SEC File No. 811-05071

Dear Mr. Ellington:

This letter responds to your comments provided to me and Christopher R. Fankhauser during a conference call on Thursday, October 20, 2016, regarding your review of the Annual Reports to Shareholders on Form N-CSR (the "Annual Reports") for the above referenced registrants (the "Funds"). For ease of reference, we have summarized each of your comments and then provided the applicable response below.

The U.S. Securities and Exchange Commission is referred to herein as the "Commission." Other capitalized terms used but not defined herein have the meanings given to them in the Annual Reports.

Comment #1: Please clarify the discrepancy in the signature in the version of the Report of Independent Registered Public Accounting Firm that was filed with the Commission via EDGAR.

Response: This was an administrative error in the process of converting the print-ready document to HTML for EDGAR filing purposes. The version that was printed and mailed to shareholders did not include this error.

Comment #2: Please confirm that the prospectus for the Amana Participation Fund includes disclosure regarding the risks of investing in restricted securities.

Response: The Fund's prospectus states that the Fund invests substantially in sukuk certificates that are traded outside of the U.S. or within the U.S. subject to certain trading restrictions which may increase the liquidity risks associated with the Fund's investments.

Comment #3: Please include disclosure regarding the risks associated with investing substantially in one or more sectors (e.g., information technology).

Response: The Funds will incorporate the requested disclosure in its discussion of the investment risks related to the Fund's investment strategy.

Comment #4: The prospectus for Sextant Short-Term Bond Fund states that it will not invest in a bond rated at time of purchase below the fourth-highest grade (Baa). The Annual Report shows that the Fund held 6.9% in securities rated Ba2 – please clarify.

Mr. Kenneth Ellington
November 28, 2016

Response: We confirmed that, at the time of purchase of these securities, the securities were rated by at least one Nationally Recognized Statistical Rating Organization (NRSRO) at or above the threshold stated in the Fund's investment policies. We note that the Annual Report includes a credit quality distribution chart that provides credit ratings, as of the date of the end of the reporting period, from a single NRSRO and we are considering revising that practice to avoid any confusion.

Comment #5: The prospectus for the Sustainable Bond Fund states that it will invest at least 65% of its assets in bonds within the four highest grades. The Annual Report shows that the Fund held 63.2% of its assets in securities that are rated within the four highest grades – please clarify.

Response: We confirmed that, at the time of purchase of these securities, the securities were rated by at least one Nationally Recognized Statistical Rating Organization (NRSRO) at or above the threshold stated in the Fund's investment policies. We note that the Annual Report includes a credit quality distribution chart that provides credit ratings, as of the date of the end of the reporting period, from a single NRSRO and we are considering revising that practice to avoid any confusion.

Comment #6: The prospectus for the Amana Participation Fund states that it will invest at least 65% of its assets in bonds within the four highest grades. The Annual Report shows that the Fund held 60% of its assets in securities that are rated Baa3 or above and 36.7% in unrated securities – please clarify.

Response: We confirmed that, at the time of purchase of these securities, the securities were rated by at least one Nationally Recognized Statistical Rating Organization (NRSRO) at or above the threshold stated in the Fund's investment policies. We note that the Annual Report includes a credit quality distribution chart that provides credit ratings, as of the date of the end of the reporting period, from a single NRSRO and we are considering revising that practice to avoid any confusion.

Comment #7: In the Annual Report, the "top ten holdings" for Amana Participation Fund shows a particular holding "Sukuk Funding No 3 (4.348% due 12/03/2018)" twice – please clarify.

Response: This was an administrative error in the process of converting the print-ready document to HTML for EDGAR filing purposes. The version that was printed and mailed to shareholders did not include this error.

Comment #8: Please confirm whether Saturna Investment Trust invests in any restricted securities and, if so, include the disclosure that was included in the Annual Report for Amana Mutual Funds Trust regarding restricted securities.

Response: Until recently, the investment policies applicable to each series of Saturna Investment Trust did not permit any investments in restricted securities. Currently, only the Sustainable Bond Fund may invest in restricted securities; however, that Fund did not hold any restricted securities as of the most recent Annual Report. To the extent that the Fund does invest in restricted securities, the Fund's Annual Report will include the requested disclosure.

Comment #9: In the Annual Report for Amana Mutual Funds Trust, the Schedule of Investments for the Participation Fund is labeled as the Developing World Fund – please clarify.

Mr. Kenneth Ellington
November 28, 2016

Response: This was an administrative error in the process of converting the print-ready document to HTML for EDGAR filing purposes. The version that was printed and mailed to shareholders did not include this error.

Comment #10: In the Statement of Assets and Liabilities in the Annual Reports, certain Funds had accrued expenses that appear to be material but are not specifically identified. In the Annual Reports, please ensure any such accrued expenses are specifically identified or classified.

Response: The Funds will make the requested changes in future Reports.

Comment #11: In the Fair Value Measurements section of Note 2, Significant Accounting Policies, in the Notes to the Financial Statements for the Annual Report for Idaho Tax-Exempt Fund, please include a declarative statement that there were no transfers between Level 1, Level 2, and Level 3 (assuming, of course, there were no such transfers).

Response: The Funds will make the requested changes in future Reports.

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We trust that this correspondence is fully responsive to your comments. In addition, each Registrant acknowledges in connection with this correspondence that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the comments from the staff of the Commission or changes to the disclosure in response to the staff's comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact me at (360) 734-9900, extension 301.

Very Truly Yours,

/s/ Thomas R. Phillips
Thomas R. Phillips
Chief Legal Officer